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                                                               Exhibit 12(a)(14)




Investor Contact: 781-622-1111
Media Contact: 781-622-1252

               THERMO INSTRUMENT TAKES THERMO BIOANALYSIS PRIVATE

WALTHAM, Mass., April 20, 2000 - Thermo Instrument Systems Inc. (ASE-THI), a Thermo Electron company, announced today that it has completed a short-form merger with its Thermo BioAnalysis Corporation subsidiary. Thermo BioAnalysis will file promptly to terminate the registration of its common stock under the Securities Exchange Act of 1934, eliminating its obligation to file periodic financial and other information with the Securities and Exchange Commission. Starting today, Thermo BioAnalysis' common stock will no longer be listed on the American Stock Exchange.

         On April 14, 2000, the company announced that Thermo Electron and Thermo Instrument had acquired more than 90 percent of the outstanding Thermo BioAnalysis shares through a successful tender offer for $28.00 per share in cash. Thermo BioAnalysis shareholders who did not tender their shares will also receive $28.00 per share in the short-form merger. Thermo BioAnalysis' transfer agent, American Stock Transfer & Trust Company, will forward to shareholders who did not tender their shares in the tender offer detailed instructions regarding how to surrender their stock certificates in order to receive the $28.00 per share cash merger consideration. Thermo BioAnalysis shareholders should not submit their stock certificates to the transfer agent until they have received these materials. Options to purchase Thermo BioAnalysis common stock that were outstanding at the time of the merger, and that have not been cashed out at the election of the holders of such options, have been assumed by Thermo Electron and converted into options to purchase Thermo Electron common stock.

         Thermo Instrument Systems Inc. is a global technology company serving multiple markets, including the life sciences, telecommunications, food and beverage, chemical, and oil and gas industries, with instrumentation, information-management software, and worldwide service for a range of applications. Our products help scientists make the discoveries that will fight disease and prolong life. They increase the speed and quality of communications. And they provide knowledge about the quality of materials used in manufacturing, improve the manufacturing process, and protect the environment. More information is available on the Internet at http://www.thermo.com/subsid/thi1.html.

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